Filed pursuant to Rule 424(b)(3)

File No. 333-210342

TIAA-CREF LIFE INSURANCE COMPANY

PROSPECTUS SUPPLEMENT NUMBER (1)

Dated November 13, 2023 to the Investment Horizon Annuity Prospectus dated May 1, 2023:

The purpose of this prospectus supplement is to notify contract owners that a vendor for TIAA Life is currently experiencing a cyber security event, and the systems are unavailable. We are working with the vendor to resolve this issue as quickly as possible and resume operations.

The event has resulted in a temporary suspension of our ability to process contract transactions, including but not limited to, premium payments, cash withdrawals, systematic withdrawals, beneficiary changes, death claim payments, dollar cost averaging, and rebalancing. The event has also affected on-line services, which are unavailable. We are unable to receive any requests submitted on-line until on-line services have resumed.

We are continuing to investigate the scope and impact of the event. Currently, there is not an estimated timeline for service restoration. Any pending transactions will be completed as quickly as possible in the order in which they were received. By the time this supplement has been delivered to you, service and transaction processing may have already been restored.

If you have any questions, please contact us at 800-223-1200.

Please keep this supplement with your prospectus for future reference.